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As filed with the Securities and Exchange Commission on April 19, 2006

Registration No. 333-132391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
Form F-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

The Toronto-Dominion Bank
(Exact name of Registrant as specified in its charter)

Canada	6029	13-5640479
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Toronto Dominion Bank Tower
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2, Canada
(416) 982-8222
(Address and telephone number of Registrant's principal executive offices)

Brendan O'Halloran
The Toronto-Dominion Bank
31 West 52nd Street
New York, New York 10019-6101
(212) 827-7000
 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Christopher A. Montague, Esq. The Toronto-Dominion Bank Toronto-Dominion Centre P.O. Box 1 Toronto, Ontario M5K 1A2 (416) 982-8222	Lee A. Meyerson, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.     Home Jurisdiction Document.

  (a)
  Offer and Circular, dated March 13, 2006, including Letter to Shareholders, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery.(1)

  (b)
  Notice of Compulsory Acquisition, dated April 19, 2006, including Letter of Transmittal.

2.     Informational Legends.

  (a)
  See page 2 of the Offer and Circular, dated March 13, 2006.

3.     Incorporation of Certain Information by Reference.

        As required by this Item, the Offer and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Secretary of the Registrant at The Toronto-Dominion Bank, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario M5K 1A2, Canada or by telephone at (416) 308-6963 or electronically.

4.     List of Documents Filed with the Commission.

        See the heading "22. Documents Filed With the SEC as Part of the Registration Statement" in the Offer and Circular dated March 13, 2006.

(1)
Previously filed on the Registrant's Form F-8, (File No. 333-132391) filed March 13, 2006.

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NOTICE OF COMPULSORY ACQUISITION
by
THE TORONTO-DOMINION BANK
of common shares of
VFC INC.

        This Notice has been sent to you as one of the shareholders of VFC Inc. ("VFC") who did not accept the offer dated March 13, 2006 (the "Offer") by The Toronto-Dominion Bank (the "Bank") to purchase all of the issued and outstanding common shares of VFC (the "VFC Shares"), other than any VFC Shares owned directly or directly by the Bank, on the basis of, at the election of the holder: (i) $19.50 in cash for each VFC Share; (ii) $0.05 in cash and 0.3060 common shares of the Bank (the "TD Shares"), being the number of TD Shares equal to the quotient obtained by dividing $19.45 by the volume weighted average trading price of the TD Shares on the Toronto Stock Exchange over the five business days ending one business day before the expiry of the Offer, for each VFC Share; or (iii) any combination of the foregoing as set out in the Offer.

        The Bank hereby gives you notice that holders of not less than 90% of the outstanding VFC Shares, excluding any VFC Shares held on the date of the Offer by or on behalf of the Bank and its affiliates and associates, accepted the Offer prior to its expiry at 9:00 p.m. (Toronto time) on April 18, 2006. The Bank has taken up and paid for, in the aggregate, 15,071,825 VFC Shares held by those shareholders who accepted the Offer and which represent approximately 90.2% of the outstanding VFC Shares.

        The Bank is hereby exercising its rights under section 206 of the Canada Business Corporations Act (the "Act") to acquire all of the VFC Shares held by you and all other remaining VFC Shares. The text of sections 206 and 206.1 of the Act is reproduced in Appendix "A" which accompanies this Notice.

        Pursuant to subsection (3)(c) of section 206 of the Act, you are required to elect:

  (a)
  to transfer your VFC Shares to the Bank for a purchase price of (i) $19.50 in cash for each VFC Share; (ii) $0.05 in cash and 0.3060 TD Shares for each VFC Share; or (iii) any combination of the foregoing as indicated in the accompanying letter of transmittal (the "Letter of Transmittal"), and otherwise on the terms on which the Bank acquired the VFC Shares of those shareholders who accepted the Offer; or

  (b)
  to demand payment of the fair value of your VFC Shares in accordance with subsections (9) to (18) of section 206 of the Act.

        If you elect to transfer your VFC Shares to the Bank in accordance with paragraph (a) above, please complete and deliver the Letter of Transmittal (or an originally signed facsimile thereof), together with the share certificates representing your VFC Shares and all other required documents, to CIBC Mellon Trust Company (the "Depositary") at the address listed on the last page of the Letter of Transmittal within 20 days after you receive this Notice. Following receipt of the foregoing, payment for your VFC Shares, in the form of cash and/or TD Shares, as the case may be, will be sent to you.

        If you wish to demand payment of the fair value of your VFC Shares in accordance with paragraph (b) above, you must notify the Bank in writing within 20 days after you receive this Notice. During the same period, you must also send the share certificates representing your VFC Shares to the Depositary at the address listed on the last page of the Letter of Transmittal. You should NOT deliver the Letter of Transmittal in such circumstances.

        If you do not elect either of the foregoing alternatives within 20 days after you receive this Notice, you will be deemed under the Act to have elected to transfer your VFC Shares to the Bank on the basis of paragraph (a) above.

        The Act requires you to send the share certificates representing your VFC Shares to the Depositary at the address listed on the last page of the Letter of Transmittal within 20 days after you receive this Notice, whether or not you elect to demand payment of the fair value of your VFC Shares in accordance with paragraph (b) above.

        The method of delivery of the Letter of Transmittal and share certificates representing VFC Shares is at your option and risk. The Bank recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

        The Bank will be depositing with the Depositary, as agent for VFC, in trust for you, in accordance with section 206(6) of the Act, that consideration which is required to acquire your VFC Shares on the same terms as those on which the Bank acquired the VFC Shares of the shareholders of VFC who accepted the Offer.

        DATED the 19th day of April, 2006

THE TORONTO-DOMINION BANK

(Signed) W. Edmund Clark President and Chief Executive Officer

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APPENDIX "A"

EXTRACT FROM THE CANADA BUSINESS CORPORATIONS ACT
COMPULSORY AND COMPELLED ACQUISITIONS

Definitions — s. 206(1)

(1)
The definitions in this subsection apply in this Part.

  "dissenting offeree" means, where a take-over bid is made for all the shares of a class of shares, a holder of a share of that class who does not accept the take-over bid and includes a subsequent holder of that share who acquires it from the first mentioned holder;

  "offer" includes an invitation to make an offer.

  "offeree" means a person to whom a take-over bid is made.

  "offeree corporation" means a distributing corporation whose shares are the object of a take-over bid.

  "offeror" means a person, other than an agent, who makes a take-over bid, and includes two or more persons who, directly or indirectly,

  (a)
  make take-over bids jointly or in concert; or

  (b)
  intend to exercise jointly or in concert voting rights attached to shares for which a take-over bid is made.

  "share" means a share, with or without voting rights, and includes

  (a)
  a security currently convertible into such a share; and

  (b)
  currently exercisable options and rights to acquire such a share or such a convertible security.

  "take-over bid" means an offer made by an offeror to shareholders of a distributing corporation at approximately the same time to acquire all of the shares of a class of issued shares, and includes an offer made by a distributing corporation to repurchase all of the shares of a class of its shares.

Right to acquire — s. 206(2)

(2)
If within one hundred and twenty days after the date of a take-over bid the bid is accepted by the holders of not less than ninety per cent of the shares of any class of shares to which the take-over bid relates, other than shares held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror, the offeror is entitled, on complying with this section, to acquire the shares held by the dissenting offerees.

Notice — s. 206(3)

(3)
An offeror may acquire shares held by a dissenting offeree by sending by registered mail within sixty days after the date of termination of the take-over bid and in any event within one hundred and eighty days after the date of the take-over bid, an offeror's notice to each dissenting offeree and to the Director stating that

(a)
the offerees holding not less than ninety per cent of the shares to which the bid relates accepted the take-over bid;

  (b)
  the offeror is bound to take up and pay for or has taken up and paid for the shares of the offerees who accepted the take-over bid;

  (c)
  a dissenting offeree is required to elect

  (i)
  to transfer their shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or

  (ii)
  to demand payment of the fair value of the shares in accordance with subsections (9) to (18) by notifying the offeror within twenty days after receiving the offeror's notice;

  (d)
  a dissenting offeree who does not notify the offeror in accordance with subparagraph (5)(b)(ii) is deemed to have elected to transfer the shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid; and

  (e)
  a dissenting offeree must send their shares to which the take-over bid relates to the offeree corporation within twenty days after receiving the offeror's notice.

Notice of adverse claim — s. 206(4)

(4)
Concurrently with sending the offeror's notice under subsection (3), the offeror shall send to the offeree corporation a notice of adverse claim in accordance with section 78 with respect to each share held by a dissenting offeree.

Share certificate — s. 206(5)

(5)
A dissenting offeree to whom an offeror's notice is sent under subsection (3) shall, within twenty days after receiving the notice,

(a)
send the share certificates of the class of shares to which the take-over bid relates to the offeree corporation; and

(b)
elect

(i)
to transfer the shares to the offeror on the terms on which the offeror acquired the shares of the offerees who accepted the take-over bid, or

(ii)
to demand payment of the fair value of the shares in accordance with subsections (9) to (18) by notifying the offeror within those twenty days.

Deemed election — s. 206(5.1)

(5.1)
A dissenting offeree who does not notify the offeror in accordance with subparagraph (5)(b)(ii) is deemed to have elected to transfer the shares to the offeror on the same terms on which the offeror acquired the shares from the offerees who accepted the take-over bid.

Payment — s. 206(6)

(6)
Within twenty days after the offeror sends an offeror's notice under subsection (3), the offeror shall pay or transfer to the offeree corporation the amount of money or other consideration that the offeror would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under subparagraph (5)(b)(i).

Consideration — s. 206(7)

(7)
The offeree corporation is deemed to hold in trust for the dissenting shareholders the money or other consideration it receives under subsection (6), and the offeree corporation shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation or guaranteed by the Quebec Deposit Insurance Board, and shall place the other consideration in the custody of a bank or such other body corporate.

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When corporation is offeror — s. 206(7.1)

(7.1)
A corporation that is an offeror making a take-over bid to repurchase all of the shares of a class of its shares is deemed to hold in trust for the dissenting shareholders the money and other consideration that it would have had to pay or transfer to a dissenting offeree if the dissenting offeree had elected to accept the take-over bid under subparagraph (5)(b)(i), and the corporation shall, within twenty days after a notice is sent under subsection (3), deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation or guaranteed by the Quebec Deposit Insurance Board, and shall place the other consideration in the custody of a bank or such other body corporate.

Duty of offeree corporation — s. 206(8)

(8)
Within thirty days after the offeror sends a notice under subsection (3), the offeree corporation shall

(a)
if the payment or transfer required by subsection (6) is made, issue to the offeror a share certificate in respect of the shares that were held by dissenting offerees;

(b)
give to each dissenting offeree who elects to accept the take-over bid terms under subparagraph (5)(b)(i) and who sends share certificates as required by paragraph (5)(a) the money or other consideration to which the offeree is entitled, disregarding fractional shares, which may be paid for in money; and

(c)
if the payment or transfer required by subsection (6) is made and the money or other consideration is deposited as required by subsection (7) or (7.1), send to each dissenting shareholder who has not sent share certificates as required by paragraph (5)(a) a notice stating that

(i)
the dissenting shareholder's shares have been cancelled,

(ii)
the offeree corporation or some designated person holds in trust for the dissenting shareholder the money or other consideration to which that shareholder is entitled as payment for or in exchange for the shares, and

(iii)
the offeree corporation will, subject to subsections (9) to (18), send that money or other consideration to that shareholder without delay after receiving the shares.

Application to court — s. 206(9)

(9)
If a dissenting offeree has elected to demand payment of the fair value of the shares under subparagraph (5)(b)(ii), the offeror may, within twenty days after it has paid the money or transferred the other consideration under subsection (6), apply to a court to fix the fair value of the shares of that dissenting offeree.

Idem — s. 206(10)

(10)
If an offeror fails to apply to a court under subsection (9), a dissenting offeree may apply to a court for the same purpose within a further period of twenty days.

Status of dissenter if no court application — s. 206(11)

(11)
Where no application is made to a court under subsection (10) within the period set out in that subsection, a dissenting offeree is deemed to have elected to transfer their shares to the offeror on the same terms that the offeror acquired the shares from the offerees who accepted the take-over bid.

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Venue — s. 206(12)

(12)
An application under subsection (9) or (10) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting offeree resides if the corporation carries on business in that province.

No security for costs — s. 206(13)

(13)
A dissenting offeree is not required to give security for costs in an application made under subsection (9) or (10).

Parties — s. 206(14)

(14)
On an application under subsection (9) or (10)

(a)
all dissenting offerees referred to in subparagraph (5)(b)(ii) whose shares have not been acquired by the offeror shall be joined as parties and are bound by the decision of the court; and

(b)
the offeror shall notify each affected dissenting offeree of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court — s. 206(15)

(15)
On an application to a court under subsection (9) or (10), the court may determine whether any other person is a dissenting offeree who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting offerees.

Appraisers — s. 206(16)

(16)
A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of a dissenting offeree.

Final order — s. 206(17)

(17)
The final order of the court shall be made against the offeror in favour of each dissenting offeree and for the amount for the shares as fixed by the court.

Additional powers — s. 206(18)

(18)
In connection with proceedings under this section, a court may make any order it thinks fit and, without limiting the generality of the foregoing, it may

(a)
fix the amount of money or other consideration that is required to be held in trust under subsection (7) or (7.1);

(b)
order that that money or other consideration be held in trust by a person other than the offeree corporation;

(c)
allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date they send or deliver their share certificates under subsection (5) until the date of payment; and

4

  (d)
  order that any money payable to a shareholder who cannot be found be paid to the Receiver General and subsection 227(3) applies in respect thereof.

Obligation to acquire shares — s. 206.1(1)

(1)
If a shareholder holding shares of a distributing corporation does not receive an offeror's notice under subsection 206(3), the shareholder may

(a)
within ninety days after the date of termination of the take-over bid, or

(b)
if the shareholder did not receive an offer pursuant to the take-over bid, within ninety days after the later of

(i)
the date of termination of the take-over bid, and

(ii)
the date on which the shareholder learned of the take-over bid,

    require the offeror to acquire those shares.

Conditions — s. 206.1(2)

(2)
If a shareholder requires the offeror to acquire shares under subsection (1), the offeror shall acquire the shares on the same terms under which the offeror acquired or will acquire the shares of the offerees who accepted the take-over bid.

5

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. Your broker or other financial advisor can assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL
 TO ACCOMPANY CERTIFICATES FOR
COMMON SHARES OF
 VFC INC.
 transferred pursuant to the Notice of Compulsory Acquisition dated April 19, 2006 of
 THE TORONTO-DOMINION BANK

        This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares (the "VFC Shares") of VFC Inc. ("VFC") transferred to The Toronto-Dominion Bank (the "Bank") pursuant to the notice of compulsory acquisition of the Bank dated April 19, 2006 (the "Notice of Acquisition") delivered to holders of VFC Shares in connection with the compulsory acquisition of VFC Shares pursuant to section 206 of the Canada Business Corporations Act (the "Compulsory Acquisition").

        Delivery of this Letter of Transmittal to an address other than as set forth below will not constitute a valid delivery to the Depositary (as defined below). You must sign this Letter of Transmittal in the appropriate space provided below and, if you are a U.S. person (as defined in Instruction 8), you must generally also complete the Substitute Form W-9 set forth on page 9 (see Instruction 8, "Important Tax Information for U.S. Shareholders").

TO:	VFC INC.
AND TO:	THE TORONTO-DOMINION BANK
AND TO:	CIBC MELLON TRUST COMPANY (the "Depositary")

        The undersigned delivers to you the enclosed certificate(s) for VFC Shares. The following are the details of the enclosed certificate(s):

BOX 1

Certificate Number	Name in which Registered	Number of VFC Shares Represented by Certificate	Number of VFC Shares Transferred

TOTAL

(If space is insufficient, please attach a list in the above form.)

        The undersigned hereby sells, assigns and transfers to the Bank all right, title and interest in and to the VFC Shares represented by the enclosed certificate(s) (the "Transferred Shares") and any Distributions (as defined below) on the terms on which the Bank acquired VFC Shares from holders who accepted its offer (the "Offer") dated March 13, 2006 to purchase all of the issued and outstanding VFC Shares. The undersigned hereby represents and warrants that (i) the undersigned has full power and authority to sell, assign and transfer to the Bank the Transferred Shares and all right, title and interest of the undersigned in and to all rights and benefits arising from the Transferred Shares, including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may have been or may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Transferred Shares or any of them on and after the date of the Offer (other than VFC's regular quarterly dividend of $0.03 per VFC Share), including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions"); (ii) the Transferred Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Transferred Shares and Distributions, to any other person; (iii) the transfer of the Transferred Shares and Distributions complies with applicable laws; and (iv) the Bank will acquire good title to the Transferred Shares and Distributions, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

        The undersigned instructs the Bank and the Depositary to mail the cheques, payable in Canadian funds, and/or certificate(s) representing TD Shares (as defined below), by first class mail, postage prepaid, or to hold such cheques and/or certificate(s) representing TD Shares for pick-up, in accordance with the instructions given below.

        The undersigned covenants and agrees to execute, upon request of the Bank, all such additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Transferred Shares and Distributions to the Bank.

        Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal is irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

        By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned, VFC, the Bank and the Depositary shall be deemed to have required that any contract evidenced hereby, as well as all documents related thereto, be drawn exclusively in the English language. En raison de 1'utilisation d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par la présente lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

BOX 2 (See Instructions 2 and 3)
ISSUE CHEQUE/TD SHARES IN THE NAME OF: (please print or type)
Name
Street Address and Number
City and Province or State
Country and Postal Code
Telephone — Business Hours
Tax Identification, Social Insurance or Social Security No. (See Substitute Form W-9 included herein)

BOX 3 (See Instructions 2 and 3)
SEND CHEQUE/TD SHARES (UNLESS BOX 4 IS CHECKED) TO: (please print or type)
Name
Street Address and Number
City and Province or State
Country and Postal Code

BOX 4
☐ HOLD CHEQUE/TD SHARES FOR PICK-UP AGAINST COUNTER RECEIPT AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DELIVERED

BOX 5
CONSIDERATION ELECTION
The undersigned hereby elects to receive one of the following forms of consideration for all of the Transferred Shares represented by the certificate(s) listed in Box 1 above. Please select one only.
☐ $19.50 in cash in respect of each VFC Share transferred (the "Cash Alternative");
OR

☐ $0.05 in cash and 0.3060 common shares of the Bank ("TD Shares"), being the number of TD Shares equal to the quotient obtained by dividing $19.45 by the volume weighted average trading price of the TD Shares (the "TD Share Price") on the Toronto Stock Exchange over the five business days ending one business day before the expiry of the Offer at 9:00 p.m. (Toronto time) on April 18, 2006 (the "Expiry Time"), in respect of each VFC Share transferred (the "Share Alternative");
OR

☐ a combination of cash and TD Shares determined on the basis of (i) $19.50 in cash for the following number of VFC Shares (the "Specified Number") (such number not to exceed the total number of VFC Shares transferred by the undersigned) and, (ii) for each of the VFC Shares remaining when the Specified Number is subtracted from the number of VFC Shares transferred, $0.05 in cash and 0.3060 TD Shares (the "Combination Alternative").

If an election for the types of consideration to be received is not made or is not properly made, the undersigned will be deemed to have elected the Cash Alternative in respect of such Transferred Shares. Eligible Holders (as defined in Box 6) who elect the Share Alternative or the Combination Alternative must deliver to the Bank properly completed tax election forms in order for the sale of the VFC Shares, disposed of for consideration which includes TD Shares, to occur on a full or partial tax-deferred rollover basis. An Eligible Holder interested in obtaining a Tax Election Package from the Depositary should complete the box below entitled "Tax Deferral for Canadian Shareholders".

To the extent that the Depositary receives from a holder of VFC Shares electing the Combination Alternative a Letter of Transmittal duly completed in all respects and executed in accordance with the Instructions, except that the Specified Number inserted therein exceeds the number of Transferred Shares, then the undersigned will be deemed to have elected the Cash Alternative in respect of all such Transferred Shares.

No fractional TD Shares will be issued in connection with the Compulsory Acquisition. Any shareholder that would otherwise be entitled to receive a fractional TD Share will receive, in lieu of such fractional TD Share, a cash payment equal to such fraction multiplied by the TD Share Price. For purposes of determining the amount of any cash payment in lieu of fractional TD Shares, all VFC Shares transferred by a shareholder will be aggregated.

BOX 6
TAX DEFERRAL FOR CANADIAN SHAREHOLDERS

☐ Check this box if the beneficial owner of the Transferred Shares represented by the certificates listed in Box 1, (i) is an Eligible Holder, and (ii) would like to make the joint tax election with the Bank described in Section 16 of the offering circular of the Bank dated March 13, 2006 accompanying the Offer, "Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Sale Pursuant to the Offer — Exchange of VFC Shares for Cash and TD Shares — Tax-Deferred Rollover under the Tax Act" in the event that TD Shares are received as consideration for such VFC Shares. Eligible Holders who check this box and submit this Letter of Transmittal will receive a tax instruction letter from the Depositary, including tax election forms that must be completed and returned directly to the Bank by the Eligible Holder in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Expiry Time.

The joint tax election can only be made by a beneficial owner of a VFC Share who is an Eligible Holder, and who receives TD Shares as partial consideration for a Transferred Share. No joint tax election will be made with any other persons.
An "Eligible Holder" means a person who is resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act") and who is not exempt from tax under Part I of the Tax Act.

Eligible Holders should consult their own advisors as to whether they should make this tax election and (if so) the procedure for doing so. It is the Eligible Holder's responsibility to take the steps required to make a valid tax election.

☐ Eligible Holders who check the box above and would like to make a similar election for Québec income tax purposes should also check this box to receive a tax instruction letter relating to such Québec tax election from the Depositary.

BOX 7
STATUS AS U.S. SHAREHOLDER
Indicate whether you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.
☐ The owner signing on page 5 represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
☐ The owner signing on page 5 is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A "U.S. Shareholder" is any holder of VFC Shares that is either providing an address in Box 2 that is located within the United States or any territory or possession thereof or that is a U.S. person for United States federal income tax purposes.

To avoid U.S. backup withholding, if you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, you must generally furnish Substitute Form W-9 or, in certain circumstances, another withholding tax certificate. You can find more information on page 7 (see Instruction 8, "Important Tax Information For U.S. Shareholders").

4

SIGN HERE
If you are a U.S. Shareholder, you must also complete
the accompanying Substitute Form W-9

Signature guaranteed by (if required under Instruction 3):
Dated:

Authorized Signature of Guarantor	Signature of holder of VFC Shares or Authorized Representative — See Instructions 2 and 4

Name of Guarantor (please print or type)	Name of holder of VFC Shares (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable

Daytime telephone number of holder of VFC Shares or Authorized Representative

Daytime facsimile number of holder of VFC Shares or Authorized Representative

5

INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  This Letter of Transmittal or an originally signed facsimile copy thereof together with accompanying certificate(s) representing the Transferred Shares must be received by the Depositary at the office specified below within the 20 day period set out in the Notice of Acquisition.

  (b)
  The method used to deliver this Letter of Transmittal and any accompanying certificates representing Transferred Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. The Bank recommends that the necessary documentation be hand delivered to the Depositary, as applicable, at the office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose VFC Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in transferring those VFC Shares. Delivery to any office or transmission other than to the specified office or facsimile number does not constitute delivery for this purpose.

2.     Signatures

        This Letter of Transmittal must be filled in and signed by the holder of VFC Shares or by such holder's duly authorized representative (in accordance with Instruction 4 below).

  (a)
  If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the exact name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transferred certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

  (b)
  If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owner(s):

  (i)
  such transferred certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

  (ii)
  the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in instruction 3 below.

3.     Guarantee of Signatures

        No signature guarantee is required on this Letter of Transmittal if (a) this Letter of Transmittal is signed by the registered owner of the Transferred Shares exactly as the name of the registered holder appears on the Transferred Share certificate(s) transferred herewith, and the cash payable and/or the certificates for TD Shares issuable hereunder are to be delivered directly to such registered holder; or (b) Transferred Shares are transferred for the account of an Eligible Institution (as defined below). In all other cases, the signature on this Letter of Transmittal must be guaranteed by an Eligible Institution.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).

4.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Bank or the Depositary, at their discretion, may require additional evidence of such person's authority or additional documentation.

6

5.     Governing Law

        This Letter of Transmittal and any agreement resulting herefrom will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

6.     Miscellaneous

  (a)
  If the space on this Letter of Transmittal is insufficient to list all certificates for Transferred Shares, additional certificate numbers and number of Transferred Shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Transferred Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent transfers will be accepted.

  (d)
  Additional copies of this Letter of Transmittal and the Notice of Acquisition may be obtained from the Depositary at its office at the address listed below.

7.     Lost Certificates

        If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be properly completed and submitted in good order to the Depositary.

8.     Important Tax Information for U.S. Shareholders

        To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this Letter of Transmittal was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any person, for the purpose of avoiding tax-related penalties under federal, state, or local tax law. You should seek advice based on your particular circumstances from an independent tax advisor.

        To prevent backup withholding on any payment made to a U.S. Shareholder (or person acting on behalf of a U.S. Shareholder) with respect to Transferred Shares, you are required, if you are a U.S. person (as defined below), (i) to notify the Depositary of your current U.S. taxpayer identification number, or TIN, (or the TIN of the person on whose behalf you are acting) by completing the Substitute Form W-9 as described more fully below, or (ii) to otherwise establish a basis for exemption from backup withholding. If you are a U.S. Shareholder that is not a U.S. person but provides a mailing address in the United States, you may be required to furnish an IRS Form W-8 to avoid backup withholding. You should speak to your tax advisor to obtain this form.

        If backup withholding applies, the Depositary is required to withhold 28% of the amount of any payments in respect of the purchase price for the Transferred Shares. Backup withholding is not an additional tax. Amounts withheld are creditable against the U.S. Shareholder's regular United States federal income tax liability, and any amount overwithheld generally will be refundable to the U.S. Shareholder if the U.S. Shareholder properly files a United States federal income tax return.

        Certain U.S. Shareholders are exempt from backup withholding. If you are an exempt U.S. Shareholder, you should furnish your TIN, check the "Exempt" box in Part II of the Substitute Form W-9, and sign, date and return the Substitute Form W-9 to the Depositary.

        Each U.S. Shareholder is urged to consult his or her own tax advisor to determine whether such U.S. Shareholder is required to furnish Substitute Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

7

        You are a U.S. person, if you are, for U.S. federal income tax purposes, an individual citizen or a resident of the United States (including a U.S. resident alien), a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, or any state thereof (including the District of Columbia), an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

        Each U.S. person transferring VFC Shares hereunder that is not exempt from backup withholding is required to provide the Depositary with a correct TIN and with certain other information on Substitute Form W-9, which is attached below, and to certify that the TIN provided is correct (or that such U.S. person is awaiting a TIN) and that the U.S. person is not subject to backup withholding.

        The TIN is generally the U.S. person's U.S. Social Security number or the U.S. federal employer identification number. The U.S. person is required to furnish the TIN of the registered owner of the VFC Shares. The enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" explain the proper certification to use if the VFC Shares are registered in more than one name or are not registered in the name of the actual owner. The U.S. Shareholder may write "Applied For" on the Substitute Form W-9 if the tendering U.S. person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. Shareholder writes "Applied For" on the TIN line of the Substitute Form W-9 and the Depositary is not provided with a TIN by the time of payment, the Depositary will backup withhold a portion of such payments. Certain U.S. persons are not subject to these backup withholding and reporting requirements. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions.

        Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. person to a penalty imposed by the Internal Revenue Service and backup withholding at the rate of 28% on any payment made pursuant to the Compulsory Acquisition. More serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment.

        Shareholders that are not U.S. persons but provide a mailing address in the United States may be required to file an IRS Form W-8BEN or other appropriate IRS Form W-8. You should speak to your tax advisor to obtain this form. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup withholding.

8

PLEASE COMPLETE THE SUBSTITUTE FORM W-9 BELOW TO PROVIDE YOUR TAX IDENTIFICATION NUMBER AND A CERTIFICATION AS TO YOUR EXEMPTION FROM BACKUP WITHHOLDING

TO BE COMPLETED BY TRANSFERRING HOLDERS OF VFC SHARES (OR OTHER PAYEES)

PAYER'S NAME:

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payor's Request for Taxpayer Identification Number ("TIN")

Part I — Taxpayer Identification Number — For all accounts, enter your taxpayer identification number on the appropriate line at right. Certify by signing and dating below. For further instructions, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

Name

Business Name

Please check appropriate box
☐  Individual/Sole Proprietor
☐  Corporation
☐  Partnership            ☐  Other

Address

City, State, Zip Code

Social Security Number

OR
Employer Identification Number

(If awaiting TIN,
write "Applied For")

Part II — For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.

Exempt ☐

Part III — Certification — Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and
(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3) I am a U.S. person (including a U.S. resident alien).
Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).

Signature	Date

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE "APPLIED FOR" IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number will be subject to the applicable percentage of backup withholding tax.

Signature	Date

Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable Federal income tax withholding on any payments made to you. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

9

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

         Guidelines for Determining the Proper Identification Number to Give the Payer — Social Security numbers ("SSNs") have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers ("EINs") have nine digits separated by only one hyphen: i.e., 00-0000000. All "section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

Specific Instructions

Name.    If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of the form.

Sole proprietor.    Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

Limited liability company (LLC).    If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner's name on the "Name" line. Enter the LLC's name on the "Business name" line. Check the appropriate box for your filing status (sole proprietor, corporation, etc.), then check the box for "Other" and enter "LLC" in the space provided.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Other entities.    Enter your business name as shown on required Federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Note.    You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.)

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the "Exempt from backup withholding" box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note.    If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

Exempt payees.    Backup withholding is not required on any payments made to the following payees:

1.
An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2.
The United States or any of its agencies or instrumentalities,

3.
A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4.
A foreign government or any of its political subdivisions, agencies, or instrumentalities,

5.
An international organization or any of its agencies or instrumentalities,

6.
A corporation,

7.
A foreign central bank of issue,

8.
A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9.
A futures commission merchant registered with the Commodity Futures Trading Commission,

10.
A real estate investment trust,

11.
An entity registered at all times during the tax year under the Investment Company Act of 1940,

12.
A common trust fund operated by a bank under section 584(a), and

13.
A financial institution.

Part I — Taxpayer Identification Number (TIN)

Enter your TIN on the appropriate line.

If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it on the Social Security number line. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are an LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) above), and are owned by an individual, enter your SSN (or EIN, if you have one). If the owner of a disregarded LLC is a corporation, partnership, etc., enter the owner's EIN.

Note: See the chart on the next page for further clarification of name and TIN combinations.

How to get a TIN.    If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at www.socialsecurity.gov/online/ss-5_rev.pdf. You may also get this form by calling 1-800-772-1213. Get Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID Numbers under Related Topics. You may get Forms W-7 and SS-4 from the IRS by calling 1-800-TAXFORM (1-800-829-3676) or from the IRS's Internet Web Site at www.irs.gov.

If you do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Writing "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

10

Part II — Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1 and 4 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required).

1.
Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983.    You must give your correct TIN, but you do not have to sign the certification.

2.
Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983.    You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3.
Real estate transactions.    You must sign the certification. You may cross out item 2 of the certification.

4.
Other payments.    You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a non employee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal non tax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

What Name and Number To Give the Requestor

For this type of account:		Give name and SSN or EIN of:

1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust. (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship or single-owner LLC	The owner(3)
6.	A valid trust, estate, or pension trust	Legal entity(4)
7.	Corporate or LLC electing corporate status on Form 8832	The corporation
8.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
9.	Partnership or multi-member LLC	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

1.
List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

2.
Circle the minor's name and furnish the minor's SSN.

3.
You must show your individual name, but you may also enter your business or "DBA" name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.

4.
List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note:    If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

11

The Depositary is:

CIBC MELLON TRUST COMPANY

By Hand or Courier:	By Mail:
199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9 Attention: Corporate Actions	P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4 Attention: Corporate Actions

For Information:
Telephone:	1-800-387-0825	(toll-free)
	416-643-5500	(local Toronto)
E-mail:	inquiries@cibcmellon.com

Any questions and requests for assistance or additional copies of this Letter of Transmittal and the Notice of Compulsory Acquisition may be directed by the shareholders to the Depositary at the telephone numbers and addresses set out above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance.

12

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

        Under the Bank Act of Canada, a bank may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties. However, except in respect of an action by or on behalf of the bank to procure a judgment in its favor, the bank may indemnify a director or officer, a former director or officer or a person who acts or acted at the bank's request as a director or officer of an entity of which the bank is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her because of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the bank or the entity, if:

(1)
that person acted honestly and in good faith with a view to the best interests of the bank; and

(2)
in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her impugned conduct was lawful.

        These individuals are entitled to an indemnity from the bank if the person was substantially successful on the merits of his or her defense of the action or proceeding and fulfilled the conditions set out in (1) and (2) above. A bank may, with the approval of a court, also indemnify that person regarding an action by or on behalf of the bank or entity to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or officer of the company or entity, if he or she fulfills the conditions set out in (1) and (2) above.

        The Registrant's by-laws provide that subject to the limitations contained in the Bank Act of Canada, but without limit to the right of the Registrant to indemnify any person under the Bank Act of Canada or otherwise, the Registrant will indemnify a director or officer or a former director or officer, or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and such person's heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Registrant or such body corporate if: (i) such person acted honestly and in good faith with a view to the best interests of the Registrant; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that such person's conduct was lawful. These indemnification provisions could be construed to permit or require indemnification for certain liabilities arising out of U.S. federal securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        The Registrant maintains directors' and officers' liability insurance policies providing for the insurance on behalf of any person who is or was a director or officer of the Registrant and subsidiary companies against any liability incurred by him or her in any such capacity or arising out of his or her status as such.

Exhibits

        A list of exhibits filed as part of this Registration Statement is set forth on the Exhibit Index immediately preceding such exhibits which are incorporated by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.     Undertaking

  (a)
  Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

  (b)
  Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this form.

2.     Consent to Service of Process

On March 13, 2006, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

Exhibit Index

2.1.
Support Agreement, dated February 15, 2006, between the Registrant and VFC Inc.(1)

2.2.
Form of Lock-up Agreement, dated February 15, 2006, entered into between the Registrant and each of ALC Resources Ltd.; The Manufacturers Life Insurance Company; VentureLink Diversified Income Fund Inc.; VentureLink Financial Services Innovation Fund Inc.; 397756 Alberta Inc.; Allan Clowes; Richard Coles; J. Davis Knox; John Lamacraft; Sidney Lindsay; J.S.A. MacDonald; Sean O'Brien; Charles Stewart; and Erik de Witte.(1)

2.3
Employment Agreement, dated February 15, 2006 between VFC and Charles Stewart.(1)

2.4
Employment Agreement, dated February 15, 2006 between VFC and J. Davis Knox.(1)

2.5
Employment Agreement, dated February 15, 2006 between VFC and Erik de Witte.(1)

2.6
Employment Agreement, dated February 15, 2006 between VFC and Sean O'Brien.(1)

2.7
Employment Agreement, dated February 15, 2006 between VFC and David Ryde.(1)

2.8
Form of Escrow Agreement, dated February 15, 2006, between the Registrant, The Canada Trust Company and each of Charles R. Stewart, J. Davis Knox and Erik de Witte.(1)

2.9
Dealer Manager Agreement, dated March 10, 2006, among the Registrant, TD Securities Inc. and TD Securities (USA) LLC.(1)

2.10
Form of Soliciting Dealer Group Agreement, dated on or about March 13, 2006, between TD Securities Inc. and certain members of the Investment Dealers Association of Canada and members of stock exchanges in Canada.(1)

3.1.
Annual Information Form of the Registrant dated December 8, 2005 (incorporated by reference from Exhibit 1 to the Registrant's Annual Report on Form 40-F filed with the SEC on December 12, 2005).

3.2
(i) The Registrant's consolidated audited financial statements for the fiscal year ended October 31, 2005 with comparative consolidated audited financial statements for the fiscal year ended October 31, 2004, (ii) the auditors' report thereon and (iii) Management's Discussion and Analysis (incorporated by reference from Exhibits 3, 7 and 2, respectively, to the Registrant's Annual Report on Form 40-F filed with the SEC on December 12, 2005).

3.3
The Registrant's Management Proxy Circular dated as of February 24, 2006 regarding the Registrant's annual meeting of shareholders to be held on March 30, 2006 (incorporated by reference from Exhibit 99.1 to the Registrant's Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 24, 2006).

3.4
The Registrant's consolidated unaudited financial statements for the three months ended January 31, 2006 with comparative consolidated unaudited interim financial statements and Management's Discussion and Analysis as contained in the First Quarter Report to Shareholders (incorporated by reference from the Registrant's Report of Foreign Private Issuer on Form 6-K, reporting first quarter financial results, filed with the SEC on February 23, 2006).

4.1
Consent of McCarthy Tétrault LLP.(1)

4.2
Joint Consent of Ernst & Young LLP and PricewaterhouseCoopers LLP.(1)

5.1
Powers of Attorney.(1)

5.2
Power of Attorney.

(1)
Previously filed on the Registrant's Form F-8, (File No. 333-132391) filed March 13, 2006.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada, on April 19, 2006.

THE TORONTO-DOMINION BANK
By:	/s/ CHRISTOPHER A. MONTAGUE
Name:	Christopher A. Montague
Title:	Executive Vice President and General Counsel

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on April 19, 2006.

/s/ COLLEEN JOHNSTON Colleen Johnston	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ MARYANNE PAHAPILL MaryAnne Pahapill	Vice President, Chief Accountant (Principal Accounting Officer)
* William E. Bennett	Director
* Hugh J. Bolton	Director
* John L. Bragg	Director
* W. Edmund Clark	Director, President and Chief Executive Officer (Principal Executive Officer)

* Wendy K. Dobson	Director
* Darren Entwistle	Director
* Donna M. Hayes	Director
* Henry H. Ketcham	Director
* Pierre H. Lessard	Director
* Harold H. MacKay	Director
* Brian F. MacNeill	Director
* Roger Phillips	Director
* Wilbur J. Prezzano	Director
* William J. Ryan	Director

* Helen K. Sinclair	Director
* John M. Thompson	Director

*Pursuant to powers-of-attorney executed by the directors named above whose names are preceded by an asterisk, Christopher A. Montague, as attorney-in-fact, does hereby sign this Amendment No. 1 on behalf of each such director, in each case in the capacity of director, on the date indicated.

/s/ CHRISTOPHER A. MONTAGUE Christopher A. Montague, attorney in fact

Authorized Representative in the United States:

/s/ BRENDAN O'HALLORAN Brendan O'Halloran	Authorized Representative in the United States

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NOTICE OF COMPULSORY ACQUISITION by THE TORONTO-DOMINION BANK of common shares of VFC INC.
APPENDIX "A" EXTRACT FROM THE CANADA BUSINESS CORPORATIONS ACT COMPULSORY AND COMPELLED ACQUISITIONS
INSTRUCTIONS
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
Exhibit Index
SIGNATURES